UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

From October 28, 2025 to March 17, 2026, Tantech Holdings Ltd (the “Company”) entered into six exchange agreements with Streeterville Capital, LLC (“Streeterville”). Pursuant to each agreement, the parties agreed to partition a new promissory note (each, a “New Note”) from the promissory note the Company issued to Streeterville on August 1, 2024, in the original principal amount of $2,160,000.00 (the “August 2024 Note”), and to exchange each partitioned New Note for the Company’s Class A common shares.

Pursuant to the agreements, the Company exchanged: (i) a partitioned New Note in the principal amount of $97,000.00 for the issuance of 77,229 Class A common shares on October 28, 2025, (ii) a New Note in the principal amount of $70,000.00 for 76,754 Class A common shares on November 10, 2025, (iii) a New Note in the principal amount of $62,000.00 for 76,317 Class A common shares on November 25, 2025, (iv) a New Note in the principal amount of $60,000.00 for 76,355 common shares on January 20, 2026, (v) a New Note in the principal amount of $50,000.00 for 76,663 Class A common shares on February 3, 2026, and (vi) a New Note in the principal amount of $50,000.00 for 73,518 Class A common shares on March 17, 2026.

The issuances of the above-referenced Class A common shares of the Company were pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing descriptions of the exchange agreements are summaries of certain material terms of such agreements and are qualified in their entirety by reference to the exchange agreements, which are in the form as or substantially similar to the exchange agreement dated March 17, 2026, attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibits No.	Description
10.1	Form of Exchange Agreement with Streeterville Capital, LLC dated March 17, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 23, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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